SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Amendment No. 7)*

Under the Securities Exchange Act of 1934

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A.

(Provida Pension Fund Administrator)

(Name of Issuer)

SHARES OF COMMON STOCK, WITHOUT PAR VALUE

(Title of Class of Securities)

P7919K103

(CUSIP Number)

Brian V. Breheny

Skadden, Arps, Slate, Meagher & Flom LLP

1440 New York Avenue, N.W.

Washington, D.C. 20005

Telephone: (202) 371-7000

September 1, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. P7919K103	13D

1.	NAMES OF REPORTING PERSONS MetLife, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 313,863,171
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 313,863,171
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 313,863,171
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 94.7%*
14.	TYPE OF REPORTING PERSON (see instructions) CO, HC

*	Percentage calculation assumes, consistent with applicable Chilean law, that 3,300,963 treasury shares are issued and outstanding but not beneficially owned by the Reporting Persons.

CUSIP No. P7919K103	13D

1.	NAMES OF REPORTING PERSONS Inversiones MetLife Holdco Dos Limitada
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Chile
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 139,017,967
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 139,017,967
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 139,017,967
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.0%*
14.	TYPE OF REPORTING PERSON (see instructions) CO

*	Percentage calculation assumes, consistent with applicable Chilean law, that 3,300,963 treasury shares are issued and outstanding but not beneficially owned by the Reporting Persons.

CUSIP No. P7919K103	13D

1.	NAMES OF REPORTING PERSONS Inversiones MetLife Holdco Tres Limitada
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Chile
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 139,017,967
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 139,017,967
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 139,017,967
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.0%*
14.	TYPE OF REPORTING PERSON (see instructions) CO

*	Percentage calculation assumes, consistent with applicable Chilean law, that 3,300,963 treasury shares are issued and outstanding but not beneficially owned by the Reporting Persons.

CUSIP No. P7919K103	13D

1.	NAMES OF REPORTING PERSONS MetLife Chile Inversiones Limitada
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Chile
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 35,827,237
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 35,827,237
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,827,237
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.7%*
14.	TYPE OF REPORTING PERSON (see instructions) CO

*	Percentage calculation assumes, consistent with applicable Chilean law, that 3,300,963 treasury shares are issued and outstanding but not beneficially owned by the Reporting Persons.

This Amendment No. 7 (this “Amendment No. 7”) is being filed by MetLife, Inc. (“MetLife”), and its indirect wholly-owned subsidiaries, Inversiones MetLife Holdco Dos Limitada (“Holdco 2”), Inversiones MetLife Holdco Tres Limitada (“Holdco 3”) and MetLife Chile Inversiones Limitada (“Chile Inversiones,” and collectively with MetLife, Holdco 2 and Holdco 3, the “Reporting Persons”) with respect to the Common Shares, without par value (collectively, the “Common Shares,” and each a “Common Share”), of Administradora de Fondos de Pensiones Provida S.A. (the “Company”), and it hereby amends the statement of beneficial ownership on Schedule 13D originally filed on October 11, 2013, as amended on March 21, 2014, August 28, 2014, November 17, 2014, May 12, 2015, June 24, 2015 and July 6, 2015 (collectively with this Amendment No. 7, the “Schedule 13D”). Capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Schedule 13D.

Item 1. Security and Issuer

Item 1 is hereby amended and restated as follows:

This Schedule 13D relates to the Common Shares of the Company. Common Shares trade on the Santiago Stock Exchange, the Chilean Electronic Stock Exchange (Bolsa Electrónica de Chile, Bolsa de Valores) and the Valparaiso Stock Exchange (Bolsa de Corredores, Bolsa de Valores Valparaiso) (collectively, the “Chilean Exchanges”). The Company’s principal executive offices are located at Pedro de Valdivia 100, piso 16, Santiago, Chile.

Item 2. Identity and Background

Item 2 is hereby amended and restated as follows:

This Schedule 13D is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by MetLife, a Delaware corporation, and its indirect wholly-owned subsidiaries, Holdco 2, a Chilean limited liability company (sociedad de responsabilidad limitada), Holdco 3, a Chilean limited liability company (sociedad de responsabilidad limitada), and Chile Inversiones, a Chilean limited liability company (sociedad de responsabilidad limitada). MetLife’s executive offices are located at 200 Park Avenue, New York, New York 10166. Holdco 2’s, Holdco 3’s and Chile Inversiones’ executive offices are located at Agustinas 640, piso 18, Santiago, Región Metropolitana, Chile.

MetLife, through its subsidiaries and affiliates, is a global provider of life insurance, annuities, employee benefits and asset management. Holdco 2, Holdco 3 and Chile Inversiones were formed by MetLife for the purpose of developing all kinds of investments and businesses.

The name, business address, present principal occupation or employment (including the name, principal business and address of any corporation or other organization in which such employment is conducted) and place of citizenship of each executive officer of MetLife, Holdco 2, Holdco 3 and Chile Inversiones and each director of MetLife are set forth on Schedules I, II, III and IV attached hereto and are incorporated herein by reference.

To the best knowledge of MetLife, Holdco 2, Holdco 3 and Chile Inversiones, none of MetLife, Holdco 2, Holdco 3, Chile Inversiones or any of the persons listed in Schedules I, II, III and IV have been, during the past five (5) years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and supplemented by adding the following:

On September 1, 2015, the merger reported on November 17, 2014 on Amendment No. 3 to the Schedule 13D (the “Merger”) was consummated. Pursuant to the Merger Agreement, among Holdco 2, Holdco 3 and Chile Inversiones, dated November 14, 2014, Administradora de Fondos de Pensiones Provida S.A. (“Old Provida”) merged with and into the Company, with the Company being the surviving entity. In connection with the consummation of the Merger, Chile Inversiones received one (1) Common Share for each common share, without par value of Old Provida, that it owned.

Item 4. Purpose of Transactions

Item 4 is hereby amended and supplemented by adding the following:

The information set forth in the last paragraph under Item 3 of this Schedule 13D is incorporated herein by reference.

The Reporting Persons may at any time, or from time to time, (i) acquire additional Common Shares, including Common Shares held by the Company in treasury, in the open market, in privately negotiated transactions, or otherwise, (ii) otherwise seek control or seek to influence the management and policies of the Company or (iii) change their intentions with respect to any such matters, in each of the cases of (i) and (ii), based upon the Reporting Persons’ evaluation of the Company’s businesses and prospects, price levels of the Common Shares, conditions in the securities and financing markets and in the Company’s industry and the economy in general, regulatory developments affecting the Company and its industry and other factors deemed relevant.

Except as set forth in this Schedule 13D (including any information incorporated by reference) and in connection with the transactions described in this Schedule 13D, none of the Reporting Persons has any plan or proposal that relates to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 to the Schedule 13D.

Item 5. Interest in Securities of the Issuer

Item 5 (a, b) is hereby amended and restated as follows:

(a, b) Holdco 2 is the direct record owner and has shared voting and dispositive power with respect to 139,017,967 Common Shares, representing approximately 42.0% of the outstanding Common Shares. Holdco 3 is the direct record owner and has shared voting and dispositive power with respect to 139,017,967 Common Shares, representing approximately 42.0% of the outstanding Common Shares. Chile Inversiones is the direct record owner and has shared voting and dispositive power with respect to 35,827,237 Common Shares, representing approximately 10.7% of the outstanding Common Shares. MetLife may be deemed to beneficially own and have shared voting and dispositive power with respect to 313,863,171 Common Shares, representing 94.7% of the issued and outstanding Common Shares, which are the Common Shares held by its indirect wholly-owned subsidiaries, Holdco 2, Holdco 3 and Chile Inversiones.

Item 5 (c) is hereby amended and supplemented by adding the following:

(c) The information set forth in the last paragraph under Item 3 of this Schedule 13D is incorporated herein by reference.

As a result of the above-described transaction, MetLife currently indirectly owns 313,863,171 Common Shares representing approximately 94.7% of the outstanding Common Shares.

Item 5 (e) is hereby amended and supplemented by adding the following:

(e) On September 1, 2015, MetLife Chile Acquisition Co. S.A. ceased to be a beneficial owner of any security of Old Provida as a consequence of the consummation of the Merger.

Item 7. Material to be Filed as Exhibits

Item 7 is hereby amended and restated as follows:

Exhibit No.	Title

1	Transaction Agreement, dated as of February 1, 2013, by and among Banco Bilbao Vizcaya Argentaria S.A., BBVA Inversiones Chile S.A., MetLife, Inc. and MetLife Chile Acquisition Co. S.A. (incorporated herein by reference to Exhibit (d)(1) to the Schedule TO-T filed by MetLife Chile Acquisition Co. S.A. with the U.S. Securities and Exchange Commission on August 6, 2013).

2	Share Purchaser Joinder Agreement to the Transaction Agreement by and among Banco Bilbao Vizcaya Argentaria S.A., BBVA Inversiones Chile, MetLife and MetLife Chile Acquisition Co. S.A., dated as of March 12, 2013 (incorporated herein by reference to Exhibit (d)(2) to the Schedule TO-T filed by MetLife Chile Acquisition Co. S.A. with the U.S. Securities and Exchange Commission on August 6, 2013).

3	Joint Filing Agreement, dated October 11, 2013, by and between MetLife, Inc., MetLife Chile Acquisition Co. S.A. and Inversiones Previsionales S.A.

4	Resolution of the Board of Directors of MetLife Chile Acquisition Co. S.A. evidencing authority to sign of the Authorized Representative, dated October 9, 2013. (English translation)

5	Resolution of the Board of Directors of Inversiones Previsionales S.A. evidencing authority to sign of the Authorized Representative, dated October 9, 2013. (English translation)

6	American Depositary Share Purchase Agreement, dated as of March 28, 2014, by and between Little Oak Asset Management, LLC and MetLife Chile Acquisition Co. S.A.

Exhibit No.	Title

7	American Depositary Share Purchase Agreement, dated as of March 31, 2014, by and between CIBC World Markets Inc. and MetLife Chile Acquisition Co. S.A.

8	American Depositary Share Purchase Agreement, dated as of May 16, 2014, by and between Rangeley Capital Partners, L.P. and MetLife Chile Acquisition Co. S.A.

9	American Depositary Share Purchase Agreement, dated as of August 22, 2014, by and between Rangeley Capital Partners, L.P. and MetLife Chile Acquisition Co. S.A.

10	Resolution of the Board of Directors of MetLife Chile Acquisition Co. S.A. evidencing authority to sign of the Authorized Representative, dated August 26, 2014. (English translation)

11	Resolution of the Board of Directors of Inversiones Previsionales S.A. evidencing authority to sign of the Authorized Representative, dated August 26, 2014. (English translation)

12	American Depositary Share Purchase Agreement, dated as of September 26, 2014, by and between CIBC World Markets Inc. and MetLife Chile Acquisition Co. S.A.

13	American Depositary Share Purchase Agreement, dated as of September 26, 2014, by and between Rangeley Capital Partners, LLC and MetLife Chile Acquisition Co. S.A.

14	American Depositary Share Purchase Agreement, dated as of September 26, 2014, by and between Andrew Lichtenstein, Inc. and MetLife Chile Acquisition Co. S.A.

15	Merger Agreement of Administradora de Fondos de Pensiones ProVida S.A. into MetLife Chile Acquisition Co. S.A., dated as of November 14, 2014, by and among MetLife Chile Acquisition Co. S.A., Inversiones MetLife Holdco Dos Limitada, Inversiones MetLife Holdco Tres Limitada and MetLife Chile Inversiones Limitada. (English translation)

16	Share Purchase Agreement, dated as of May 12, 2015, by and between The Bank of New York Mellon and MetLife Chile Inversiones Limitada.

17	Amendment No. 1 to Share Purchase Agreement, dated as of June 22, 2015, by and between The Bank of New York Mellon and MetLife Chile Inversiones Limitada.

18	Joint Filing Agreement, dated September 4, 2015, by and between MetLife, Inc., MetLife Chile Acquisition Co. S.A., Inversiones MetLife Holdco Dos Limitada, Inversiones MetLife Holdco Tres Limitada and MetLife Chile Inversiones Limitada.*

*	Filed herewith.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth herein is true, complete and correct. Pursuant to Rule 13d-1(k)(1), each of the undersigned agrees that this statement is filed on behalf of each of us.

Dated as of: September 4, 2015

MetLife, Inc.

By:	/s/ Timothy J. Ring
Name: Timothy J. Ring
Title: Senior Vice President and Secretary

Inversiones MetLife Holdco Dos Limitada

By:	/s/ Randal W. Haase
Name: Randal W. Haase
Title: Authorized Representative

Inversiones MetLife Holdco Tres Limitada

By:	/s/ Randal W. Haase
Name: Randal W. Haase
Title: Authorized Representative

MetLife Chile Inversiones Limitada

By:	/s/ Randal W. Haase
Name: Randal W. Haase
Title: Authorized Representative

Exhibit Index

Exhibit No.	Title

1	Transaction Agreement, dated as of February 1, 2013, by and among Banco Bilbao Vizcaya Argentaria S.A., BBVA Inversiones Chile S.A., MetLife, Inc. and MetLife Chile Acquisition Co. S.A. (incorporated herein by reference to Exhibit (d)(1) to the Schedule TO-T filed by MetLife Chile Acquisition Co. S.A. with the U.S. Securities and Exchange Commission on August 6, 2013).

2	Share Purchaser Joinder Agreement to the Transaction Agreement by and among Banco Bilbao Vizcaya Argentaria S.A., BBVA Inversiones Chile, MetLife and MetLife Chile Acquisition Co. S.A., dated as of March 12, 2013 (incorporated herein by reference to Exhibit (d)(2) to the Schedule TO-T filed by MetLife Chile Acquisition Co. S.A. with the U.S. Securities and Exchange Commission on August 6, 2013).

3	Joint Filing Agreement, dated October 11, 2013, by and between MetLife, Inc., MetLife Chile Acquisition Co. S.A. and Inversiones Previsionales S.A.

4	Resolution of the Board of Directors of MetLife Chile Acquisition Co. S.A. evidencing authority to sign of the Authorized Representative, dated October 9, 2013. (English translation)

5	Resolution of the Board of Directors of Inversiones Previsionales S.A. evidencing authority to sign of the Authorized Representative, dated October 9, 2013. (English translation)

6	American Depositary Share Purchase Agreement, dated as of March 28, 2014, by and between Little Oak Asset Management, LLC and MetLife Chile Acquisition Co. S.A.

7	American Depositary Share Purchase Agreement, dated as of March 31, 2014, by and between CIBC World Markets Inc. and MetLife Chile Acquisition Co. S.A.

8	American Depositary Share Purchase Agreement, dated as of May 16, 2014, by and between Rangeley Capital Partners, L.P. and MetLife Chile Acquisition Co. S.A.

9	American Depositary Share Purchase Agreement, dated as of August 22, 2014, by and between Rangeley Capital Partners, L.P. and MetLife Chile Acquisition Co. S.A.

10	Resolution of the Board of Directors of MetLife Chile Acquisition Co. S.A. evidencing authority to sign of the Authorized Representative, dated August 26, 2014. (English translation)

11	Resolution of the Board of Directors of Inversiones Previsionales S.A. evidencing authority to sign of the Authorized Representative, dated August 26, 2014. (English translation)

Exhibit No.	Title

12	American Depositary Share Purchase Agreement, dated as of September 26, 2014, by and between CIBC World Markets Inc. and MetLife Chile Acquisition Co. S.A.

13	American Depositary Share Purchase Agreement, dated as of September 26, 2014, by and between Rangeley Capital Partners, LLC and MetLife Chile Acquisition Co. S.A.

14	American Depositary Share Purchase Agreement, dated as of September 26, 2014, by and between Andrew Lichtenstein, Inc. and MetLife Chile Acquisition Co. S.A.

15	Merger Agreement of Administradora de Fondos de Pensiones ProVida S.A. into MetLife Chile Acquisition Co. S.A., dated as of November 14, 2014, by and among MetLife Chile Acquisition Co. S.A., Inversiones MetLife Holdco Dos Limitada, Inversiones MetLife Holdco Tres Limitada and MetLife Chile Inversiones Limitada. (English translation)

16	Share Purchase Agreement, dated as of May 12, 2015, by and between The Bank of New York Mellon and MetLife Chile Inversiones Limitada.

17	Amendment No. 1 to Share Purchase Agreement, dated as of June 22, 2015, by and between The Bank of New York Mellon and MetLife Chile Inversiones Limitada.

18	Joint Filing Agreement, dated September 4, 2015, by and between MetLife, Inc., MetLife Chile Acquisition Co. S.A., Inversiones MetLife Holdco Dos Limitada, Inversiones MetLife Holdco Tres Limitada and MetLife Chile Inversiones Limitada.*

*	Filed herewith.

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF METLIFE

The following table sets forth the name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of each director and executive officer of MetLife. Each such person is a citizen of the United States of America, with the exception of John C.R. Hele, Franciscus Hijkoop, Michel Khalaf and Christopher G. Townsend, who are citizens, respectively, of Canada, the Netherlands, the Republic of Lebanon and the United Kingdom of Great Britain and Northern Ireland.

Name of Director or Executive Officer	Business Address	Present Principal Occupation or Employment	Name, Principal Business and Address of Employment

Steven A. Kandarian	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166	Chairman of the Board, Chief Executive Officer and President	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166

Ricardo A. Anzaldua	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166	Executive Vice President and General Counsel	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166

Steven J. Goulart	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166	Executive Vice President and Chief Investment Officer	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166

John C.R. Hele	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166	Executive Vice President and Chief Financial Officer	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166

Franciscus Hijkoop	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166	Executive Vice President and Chief Human Resources Officer	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166

Michel Khalaf	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166	President, EMEA	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166

Name of Director or Executive Officer	Business Address	Present Principal Occupation or Employment	Name, Principal Business and Address of Employment

Esther S. Lee	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166	Executive Vice President and Global Chief Marketing Officer	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166

Martin J. Lippert	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166	Executive Vice President and Head of Global Technology and Operations	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166

Maria R. Morris	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166	Executive Vice President, Global Employee Benefits	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166

Christopher G. Townsend	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166	President, Asia	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166

Cheryl W. Grisé	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166	Former Executive Vice President, Northeast Utilities	N/A

Carlos M. Gutierrez	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166	Co-Chair, Albright Stonebridge Group	Albright Stonebridge Group 601 13th Street, NW, Suite 500 Washington, DC 20005

R. Glenn Hubbard	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166	Dean and Russell L. Carson Professor of Economics and Finance, Graduate School of Business, Columbia University	Graduate School of Business Columbia University 3022 Broadway Uris Hall, Room 101 New York, N.Y. 10027

Alfred F. Kelly, Jr.	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166	Advisor, TowerBrook Capital Partners	Park Avenue Tower 65 E. 55th St. New York, N.Y. 10022

Edward J. Kelly, III	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166	Former Chairman, Institutional Clients Group, Citigroup, Inc.	N/A

Name of Director or Executive Officer	Business Address	Present Principal Occupation or Employment	Name, Principal Business and Address of Employment

William E. Kennard	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166	Former Senior Advisor, Grain Management, LLC	Velocitas Partners LLC 160 Greentree Drive Suite 101 Dover, DE 19904

James M. Kilts	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166	Partner, Centerview Capital	Centerview Capital 3 Greenwich Office Park, 2nd Floor Greenwich, CT 06831

Catherine R. Kinney	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166	Former President and Co-Chief Operating Officer, New York Stock Exchange, Inc.	N/A

Denise M. Morrison	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166	President and Chief Executive Officer, Campbell Soup Company	Campbell Soup Company 1 Campbell Place Camden, NJ 08103-1701

Kenton J. Sicchitano	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166	Former Global Managing Director, PricewaterhouseCoopers LLP	N/A

Lulu C. Wang	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166	Chief Executive Officer, Tupelo Capital Management LLC	Tupelo Capital Management LLC 340 Madison Avenue, 19th Floor New York, N.Y. 10173

SCHEDULE II

EXECUTIVE OFFICERS OF HOLDCO 2

The following table sets forth the name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of each executive officer of Holdco 2. Each such person is a citizen of Chile, with the exception of Randal W. Haase, who is a citizen of United States. As a Chilean limited liability company (sociedad de responsabilidad limitada), Holdco 2 does not have any directors and MetLife acts as managing member (socio administrador) of Holdco 2.

Name of Executive Officer	Business Address	Present Principal Occupation or Employment	Name, Principal Business and Address of Employment

Randal W. Haase	1095 Avenue of the Americas New York, New York 10036	Vice President, New Business Development	MetLife, Inc. 1095 Avenue of the Americas New York, New York 10036

Pablo Iacobelli del Río	Isidora Goyenechea 2800, piso 43 Las Condes, Santiago, Chile	Partner	Carey y Cía. Ltda. Isidora Goyenechea 2800, piso 43 Las Condes, Santiago, Chile

Jaime Carey Tagle	Isidora Goyenechea 2800, piso 43 Las Condes, Santiago, Chile	Partner	Carey y Cía. Ltda. Isidora Goyenechea 2800, piso 43 Las Condes, Santiago, Chile

SCHEDULE III

EXECUTIVE OFFICERS OF HOLDCO 3

The following table sets forth the name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of each executive officer of Holdco 3. Each such person is a citizen of Chile, with the exception of Randal W. Haase, who is a citizen of United States. As a Chilean limited liability company (sociedad de responsabilidad limitada), Holdco 3 does not have any directors and Chile Inversiones acts as managing member (socio administrador) of Holdco 3.

Name of Executive Officer	Business Address	Present Principal Occupation or Employment	Name, Principal Business and Address of Employment

Randal W. Haase	1095 Avenue of the Americas New York, New York 10036	Vice President, New Business Development	MetLife, Inc. 1095 Avenue of the Americas New York, New York 10036

Pablo Iacobelli del Río	Isidora Goyenechea 2800, piso 43 Las Condes, Santiago, Chile	Partner	Carey y Cía. Ltda. Isidora Goyenechea 2800, piso 43 Las Condes, Santiago, Chile

Jaime Carey Tagle	Isidora Goyenechea 2800, piso 43 Las Condes, Santiago, Chile	Partner	Carey y Cía. Ltda. Isidora Goyenechea 2800, piso 43 Las Condes, Santiago, Chile

SCHEDULE IV

EXECUTIVE OFFICERS OF CHILE INVERSIONES

The following table sets forth the name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of each executive officer of Chile Inversiones. Each such person is a citizen of Chile, with the exception of Randal W. Haase, who is a citizen of the United States. As a Chilean limited liability company (sociedad de responsabilidad limitada), Chile Inversiones does not have any directors and MetLife acts as managing member (socio administrador) of Chile Inversiones.

Name of Executive Officer	Business Address	Present Principal Occupation or Employment	Name, Principal Business and Address of Employment

Randal W. Haase	1095 Avenue of the Americas New York, New York 10036	Vice President, New Business Development	MetLife, Inc. 1095 Avenue of the Americas New York, New York 10036

Pablo Iacobelli del Río	Isidora Goyenechea 2800, piso 43 Las Condes, Santiago, Chile	Partner	Carey y Cía. Ltda. Isidora Goyenechea 2800, piso 43 Las Condes, Santiago, Chile

Jaime Carey Tagle	Isidora Goyenechea 2800, piso 43 Las Condes, Santiago, Chile	Partner	Carey y Cía. Ltda. Isidora Goyenechea 2800, piso 43 Las Condes, Santiago, Chile